Exhibit (h)(11)

Amendment to

Appendix A

of the

Shareholder Servicing Agreement

As amended December 14, 2021

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate
(as percentage of average daily net assets)
BBH Limited Duration Fund – Class N	0.20%

BBH Intermediate Municipal Bond Fund – Class N	0.20%

BBH Income Fund – Class N	0.20%